UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-09718

PFPC INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA
Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PFPC, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PFPC, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005 and for the six-month period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 and for the six-month period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2006

THE PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31, 2005	December 31, 2004
Assets:		
Investments at fair value:		
Common Stock	$ 52,885	$ 51,768
Investments in Mutual Funds	94,545	75,676
Investments in RSP Profile Funds/Collective Funds	24,816	20,011
Participant Loans	6,177	6,192
Total Investments	178,423	153,647
Receivables:		
Employer Contributions	5,240	1,381
Total Assets And Net Assets Available For Benefits	$ 183,663	$ 155,028

See Accompanying Notes to Financial Statements.

THE PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	Year Ended December 31, 2005	Six-Month Period Ended December 31, 2004
Additions:		
Investment income:		
Interest and dividends	$ 3,394	$ 1,869
Net appreciation in fair value of investments	10,179	10,014
Total investment income	13,573	11,883
Contributions:		
Employer	11,835	4,806
Employee	12,302	6,013
Rollover	423	108
Total contributions	24,560	10,927
Transfers from affiliated plans	1,371	135,647
Deductions:		
Payments to participants or beneficiaries	(10,719)	(3,373)
Administrative expenses	(150)	(56)
Total deductions	(10,869)	(3,429)
Net Increase	28,635	155,028
Net Assets Available For Benefits—Beginning of period	155,028	0
Net Assets Available For Benefits—End of period	$ 183,663	$ 155,028

See Accompanying Notes to Financial Statements.

1. DESCRIPTION OF THE PLAN

The following description of the PFPC Inc. Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc ("PNC") sponsors the Plan for the benefit of eligible employees of PNC's subsidiary PFPC Inc. and certain other participating employers (collectively, "PFPC"). The Plan was established effective July 1, 2004 and was funded on that date by the transfer of $135.3 million of assets from PNC's Incentive Savings Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pre-tax basis under Section 401(k) of the Code. PFPC may elect to make employer matching contributions on behalf of participants who make employee elective contributions. Annual employer matching contributions are discretionary and may be made for a Plan year only if certain pre-established business performance goals are attained for that year and are allocated only to participants who are employed by PFPC on the last day of the Plan year, with certain pre-defined exceptions. A vesting schedule applies to all annual employer matching contributions, if any. Under the terms of the Plan, any employer matching contributions that may be made are required to be invested in PNC common stock, except for participants who have exercised their diversification election rights to have their employer matching portions, if any, invested in other investments available under the Plan.

Additionally, each pay period PFPC contributes employer basic contributions equal to 3% of eligible participants' compensation. These contributions are made in cash and are immediately fully vested. In addition, certain eligible participants receive employer transitional contributions each pay period that are also immediately fully vested. Also, eligible Plan participants who are employed by PFPC on the last day of the year, will receive an employer contribution to the Plan equal to 2% of eligible compensation, if PFPC achieves financial results in excess of 135% of its announced target for a Plan year.

Effective November 22, 2005, the Plan was amended to provide all participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of PNC common stock into other investments available within the Plan. Prior to this amendment, only participants age 50 or older were permitted to exercise this diversification option. Participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock. The Plan also allows participants age 50 or older to contribute up to an additional $4,000 ($5,000 for 2006) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of

2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC common stock held by the Plan are designated as held by the Employee Stock Ownership Plan ("ESOP"). The Plan allows participants to make an annual election to either receive any cash dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such cash dividends reinvested in PNC common stock within the Plan.

The Plan's loan feature allows participants to borrow against their Plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Participation units in the RSP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, RSP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the plan pr by PNC, as provided by the Plan document.

3. RELATED PARTY TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various RSP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock, Inc. and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan held an investment in PNC common stock with a fair value of $52.9 million and $51.8 million at December 31, 2005 and 2004, respectively. The Plan has not considered PFPC contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2005 and 2004:

(Amounts in thousands)

	2005		2004	
American Beacon Funds Small Cap Value Fund (1)	$ 11,076	*	$ 9,567	*
American Funds EuroPacific Growth Fund / R5	7,758		4,464	
BlackRock Funds Core Bond Total Return Fund BR(2)	7,171		6,664	
BlackRock Funds High Yield Bond Fund BR(2)	1,719		1,143	
BlackRock Funds Mid-Cap Growth Equity Fund	2,951		2,342	
BlackRock Funds Small Cap Growth Equity Fund	7,598		7,130	
BlackRock Liquidity Funds Temp Fund	10,042	*	7,989	*
CRM Mid Cap Value Fund	5,761		4,039	
Dodge & Cox Stock Fund	15,833	*	11,602	*
Harbor Funds Capital Appreciation Fund	4,387		2,966	
Participant Loans	6,177		6,192	
PNC Financial Services Group, Inc. Common Stock Fund	52,885	*	51,768	*
PNC Investment Contract Fund	5,372		3,667	
RSP Aggressive Profile Fund	12,613	*	10,452	*
RSP Conservative Profile Fund	2,226		1,830	
RSP Moderate Profile Fund	4,605		4,061	
Vanguard Institutional Index Fund	20,249	*	17,771	*
	$ 178,423		$ 153,647	

* These investments exceed 5% of net assets available for benefits at December 31, 2005.

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) Effective December 17, 2004, the institutional class shares of these investments funds held in the Plan were converted to BlackRock class shares.

The following table presents the components of net appreciation/(depreciation) by investment fund for the years ended December 31, 2005 and the six-month period ended December 31, 2004:

(Amounts in thousands)

	2005	2004
American Beacon Funds Small Cap Value Fund (1)	$ 130	985
American Funds EuroPacific Growth Fund / R5	993	526
BlackRock Funds Core Bond Total Return Fund BR (3)	112	227
BlackRock Funds High Yield Bond Fund BR (3)	22	69
BlackRock Funds Mid-Cap Growth Equity Fund	221	142
BlackRock Funds Small Cap Growth Equity Fund	466	346
BlackRock Liquidity Funds Temp Fund	262	47
CRM Mid Cap Value Fund	248	320
Dodge & Cox Stock Fund	921	979
Fidelity Low Priced Stock Fund (2)	0	(239)
Harbor Funds Capital Appreciation Fund	480	176
PNC Financial Services Group, Inc. Common Stock Fund	3,936	3,957
PNC Investment Contract Fund	180	62
RSP Aggressive Profile Fund	951	864
RSP Conservative Profile Fund	88	91
RSP Moderate Profile Fund	268	275
Vanguard Institutional Index Fund	901	1,187
	$ 10,179	$ 10,014

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) This investment option was replaced during 2004.

(3) Effective December 17, 2004, the institutional class shares of these investments funds held in the Plan were converted to BlackRock class shares.

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2005 and 2004 is set forth below.

(Amounts in thousands)

	PNC Stock Fund
At December 31, 2005:	
Investments at fair value and net assets available for benefits	$ -
At December 31, 2004:	
Investments at fair value and net assets available for benefits	$ 1,381

	PNC Stock Fund
Net assets available for benefits at January 1, 2005	$ 1,381
Additions:	
Interest and Dividends	36
Employer contributions	(79)
Deductions:	
Payments to participants or beneficiaries	(57)
Administrative expense	(1)
Net transfers	(14)
Net change in fair value of investments	273
Net transfer to participant directed investments	(1,539)
Net assets available for benefits at December 31, 2005	$ -

	PNC Stock Fund
Net assets available for benefits at July 1, 2004	
Additions:	
Employer contributions	$ 1,381
Net assets available for benefits at December 31, 2004	$ 1,381

Effective November 22, 2005, the Plan was amended to provide all participants with the option of investing employer matching contributions in any of the investment options offered by the Plan. Therefore, as of November 22, 2005, the Plan no longer held any non-participant directed investments.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PNC and Plan Management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan, and related trust, continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2005
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund	855,322 shares	$ 36,784	$ 52,885
	Shares of an Investment Company:			
	American Beacon Funds Small Cap Value Fund	542,922 shares	10,279	11,076
	American Funds EuroPacific Growth Fund / R5	188,807 shares	6,560	7,758
*	BlackRock Funds Core Bond Total Return Fund BR	752,423 shares	7,338	7,171
*	BlackRock Funds High Yield Bond Fund BR	218,674 shares	1,801	1,719
*	BlackRock Funds Mid-Cap Growth Equity Fund	276,099 shares	2,626	2,951
*	BlackRock Funds Small Cap Growth Equity Fund	433,434 shares	6,822	7,598
*	BlackRock Liquidity Funds Temp Fund	10,041,994 shares	10,042	10,042
	CRM Mid Cap Value Fund	213,133 shares	5,351	5,761
	Dodge & Cox Stock Fund	115,387 shares	14,374	15,833
	Harbor Funds Capital Appreciation Fund	134,335 shares	3,795	4,387
	Vanguard Institutional Index Fund	177,609 shares	18,829	20,249
	Other Investments:			
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.00% - 9.75% and maturities ranging from 3 to 324 months	6,176	6,177
	Collective Funds:			
*	PNC Investment Contract Fund	1,928,792 shares	5,184	5,372
*	RSP Aggressive Profile Fund	728,633 shares	10,895	12,613
*	RSP Conservative Profile Fund	166,699 shares	2,061	2,226
*	RSP Moderate Profile Fund	305,578 shares	4,108	4,605
	Total		$ 153,025	$ 178,423

* Party-in-interest

THE PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:					
The PNC Financial Services Group, Inc.					
117,830 shares	$ 6,480,100		$ 6,480,100	$ 6,480,100	
163,754 shares		$ 9,320,392	$ 9,406,045	$ 9,406,045	$ (85,653)
Shares of an Investment Company:					
Dodge & Cox Stock Fund					
48,268 shares	$ 6,400,288		$ 6,400,288	$ 6,400,288	
21,974 shares		$ 2,913,184	$ 2,861,422	$ 2,861,422	$ 51,762

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PFPC INC. RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 27, 2006

By: James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23.1	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 23, 2006 appearing in the Annual Report on Form 11-K of The PFPC Inc. Retirement Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2006